SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. __ /*/

RoomLinX, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

776382 20 2
(CUSIP Number)

Matthew Hulsizer 141 W. Jackson, #500 Chicago, IL (312) 362-2401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Matthew Hulsizer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 134,400,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 134,400,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jennifer Just
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 134,400,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 134,400,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hulsizer Descendant Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,600,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,600,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Just Descendant Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,600,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,600,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON OO

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of RoomLinX, Inc. (the "Issuer"). The beneficial ownership of Common Stock reported on this Schedule 13D includes information related to preferred stock and warrants that entitle the holder thereof to acquire Common Stock of the Issuer.

The address of the principal executive office of the Issuer is 2150 W. 6th Ave., Unit H, Broomfield, CO 80020.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)  This Schedule 13D is being filed by is being filed by Matthew Hulsizer, Jennifer Just, the Hulsizer Descendant Trust and the Just Descendant Trust who are collectively referred to as the “Reporting Persons”. The Hulsizer Descendant Trust and the Just Descendant Trust are sometimes referred to herein as the “Trusts”.

(b)  The business address of the Reporting Persons is 141 W. Jackson, #500, Chicago, IL 60604.

(c)  The principal occupation of Matthew Hulsizer and Jennifer Just is investment and investment related activities conducted through Peak6 LLC where they serve as Managing Members and which is located at 141 W. Jackson, #500, Chicago, IL 60604.

(d) During the last five years, neither Matthew Hulsizer nor Jennifer Just has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Matthew Hulsizer nor Jennifer Just has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Matthew Hulsizer and Jennifer Just are citizens of the United States of America. The Hulsizer Descendant Trust and the Just Descendant Trust were organized under the laws of the State of Illinois.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 31, 2008, Matthew Hulsizer and Jennifer Just jointly purchased from the Issuer 920 shares of Series C Preferred Stock (“Series C Stock”) of the Issuer at a purchase price of $2,500 per share (or an aggregate of $2,300,000). Each share of Series C Stock is convertible into such number of shares of Common Stock of the Issuer as is determined by dividing $2,500 by the initial conversion price of $0.025 per share (or an aggregate of 92,000,000 shares of Common Stock for all shares of Series C Stock owned by the Reporting Persons), subject to adjustment as contained in the Certificate of Designation for the Series C Stock. However, the Series C Stock is not convertible into Common Stock until such time as the Issuer has a sufficient number of shares of Common Stock authorized to permit the conversion of all of the Series C Stock into Common Stock, at which time the Series C Stock will automatically convert into Common Stock.

In connection with the Purchase Agreement, on July 31, 2008, Matthew Hulsizer and Jennifer Just also jointly received (i) a Series C-1 Warrant to purchase 184 shares of Series C Stock, at an initial exercise price of $4,000 per share of Series C Stock, and (ii) a Series C-2 Warrant to purchase 184 shares of Series C Stock, at an initial exercise price of $6,000 per share of Series C Stock. The Warrants are immediately exercisable and expire on the third anniversary of their date of issuance. At such time as the Issuer has a sufficient number of shares of Common Stock authorized to permit the conversion of all Series C Stock into Common Stock, each Warrant will no longer be exercisable for shares of Series C Stock but instead will be exercisable for the number of shares of Common Stock into which the Series C Stock that the Warrant could have been exercised for prior thereto would have been convertible into (or 18,400,000 shares of Common Stock), at an initial exercise price of $.04 per share of Common Stock under the Series C-1 Warrants and at initial exercise price of $.06 per share of Common Stock under the Series C-2 Warrants. The initial exercise prices are subject to adjustment as set forth in the Warrants.

On July 31, 2008, each of the Hulsizer Descendant Trust and the Just Descendant Trust purchased from the Issuer 40 shares of Series C Stock at a purchase price of $2,500 per share (or an aggregate of $100,000 per Trust). Each share of Series C Stock is convertible into such number of shares of Common Stock of the Issuer as is determined by dividing $2,500 by the initial conversion price of $0.025 per share (or an aggregate of 4,000,000 shares of Common Stock for all shares of Series C Stock owned by each Trust), subject to adjustment as contained in the Certificate of Designation for the Series C Stock. However, the Series C Stock is not convertible into Common Stock until such time as the Issuer has a sufficient number of shares of Common Stock authorized to permit the conversion of all of the Series C Stock into Common Stock, at which time the Series C Stock will automatically convert into Common Stock.

In connection with the Purchase Agreement, on July 31, 2008, each of the Hulsizer Descendant Trust and the Just Descendant Trust also received (i) a Series C-1 Warrant to purchase 8 shares of Series C Stock, at an initial exercise price of $4,000 per share of Series C Stock, and (ii) a Series C-2 Warrant to purchase 8 shares of Series C Stock, at an initial exercise price of $6,000 per share of Series C Stock. The Warrants are immediately exercisable and expire on the third anniversary of their date of issuance. At such time as the Issuer has a sufficient number of shares of Common Stock authorized to permit the conversion of all Series C Stock into Common Stock, each Warrant will no longer be exercisable for shares of Series C Stock but instead will be exercisable for the number of shares of Common Stock into which the Series C Stock that the Warrant could have been exercised for prior thereto would have been convertible into (or 800,000 shares of Common Stock), at an initial exercise price of $.04 per share of Common Stock under the Series C-1 Warrants and at initial exercise price of $.06 per share of Common Stock under the Series C-2 Warrants. The initial exercise prices are subject to adjustment as set forth in the Warrants.

The funds used by Matthew Hulsizer and Jennifer Just to purchase the securities of the Issuer on July 31, 2008 were their personal funds. The funds used by the Hulsizer Descendant Trust and Just Descendant Trust to purchase the securities of the Issuer on July 31, 2008 were Trust assets.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Issuer’s Series C Preferred Stock, Series C-1 Warrants and Series C-2 Warrants for investment purposes. Except as otherwise set forth in Item 3 or below, the Reporting Persons presently do not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

In connection with the acquisition by the Reporting Persons of the Issuer’s securities on July 31, 2008, the Issuer and the Reporting Persons entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer is obligated to register for resale under the Securities Act of 1933, as amended, the shares of Common Stock issuable to the Reporting Persons upon conversion of the Series C Preferred Stock and exercise of the Series C-1 Warrants and Series C-2 Warrants beginning by April 30, 2009. Upon such registration, the Reporting Persons may sell all or a portion of such shares in the open market, depending upon market conditions at that time and other investment considerations. Further, consistent with the Reporting Persons’ investment purposes, the Reporting Persons reserve the right to acquire additional shares of the Company’s Common Stock or dispose of shares of the Issuer’s Common Stock at any time and from time to time in the open market, through privately negotiated transactions or otherwise, depending on market conditions and other investment considerations.

In connection with the acquisition by the Reporting Persons of the Issuer’s securities on July 31, 2008, Messrs. Peter Bordes and Herbert Hunt resigned from the Issuer’s Board of Directors and Messrs. Judson Just and Christopher Blisard were appointed to the Issuer’s Board of Directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  Matthew Hulsizer beneficially owns 134,400,000 shares of Common Stock of the Issuer as follows: (i) 128,800,000 shares are issuable upon conversion of preferred stock and exercise of warrants jointly owned with Jennifer Just and (ii) 5,600,000 shares are issuable upon conversion of preferred stock and exercise of warrants owned by the Hulsizer Descendant Trust of which Matthew Hulsizer is Trustee. Based on a total of 154,463,479 shares of Common Stock of the Issuer outstanding as of July 31, 2008 (as calculated according to the information provided by the Issuer to the Reporting Persons and further in accordance with the beneficial ownership rules), the shares of Common Stock of the Issuer beneficially owned by Matthew Hulsizer represent approximately 46.5% of the Issuer’s Common Stock.

Jennifer Just beneficially owns 134,400,000 shares of Common Stock of the Issuer as follows: (i) 128,800,000 shares are issuable upon conversion of preferred stock and exercise of warrants jointly owned with Matthew Hulsizer and (ii) 5,600,000 shares are issuable upon conversion of preferred stock and exercise of warrants owned by the Just Descendant Trust of which Jennifer Just is Trustee. Based on a total of 154,463,479 shares of Common Stock of the Issuer outstanding as of July 31, 2008 (as stated above), the shares of Common Stock of the Issuer beneficially owned by Jennifer Just represent approximately 46.5% of the Issuer’s Common Stock

The Hulsizer Descendant Trust beneficially owns 5,600,000 shares of Common Stock of the Issuer issuable upon conversion of preferred stock and exercise of warrants owned by the Hulsizer Descendant Trust. Based on a total of 154,463,479 shares of Common Stock of the Issuer outstanding as of July 31, 2008 (as stated above), the shares of Common Stock of the Issuer beneficially owned by the Hulsizer Descendant Trusts represent approximately 3.5% of the Issuer’s Common Stock.

The Just Descendant Trust beneficially owns 5,600,000 shares of Common Stock of the Issuer issuable upon conversion of preferred stock and exercise of warrants owned by the Just Descendant Trust. Based on a total of 154,463,479 shares of Common Stock of the Issuer outstanding as of July 31, 2008 (as stated above), the shares of Common Stock of the Issuer beneficially owned by the Just Descendant Trusts represent approximately 3.5% of the Issuer’s Common Stock.

As a group, the Reporting Persons beneficially own 140,000,000 shares of Common Stock of the Issuer. Based on a total of 154,463,479 shares of Common Stock of the Issuer outstanding as of July 31, 2008 (as stated above), the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a group represent approximately 47.5% of the Issuer’s Common Stock..

(b)  Matthew Hulsizer and Jennifer Just have shared voting power and shared dispositive power with respect to 128,800,000 shares of Common Stock of the Issuer issuable on conversion of preferred stock and exercise of warrants jointly owned by them. The Hulsizer Descendant Trust has shared voting power and shared dispositive power with respect to 5,600,000 shares of Common Stock of the Issuer issuable on conversion of preferred stock and exercise of warrants owned by it , such powers being shared with Matthew Hulsizer as Trustee of the Hulsizer Descendant Trust. The Just Descendant Trust has shared voting power and shared dispositive power with respect to 5,600,000 shares of Common Stock of the Issuer issuable on conversion of preferred stock and exercise of warrants owned by it, such powers being shared with Jennifer Just as Trustee of the Just Descendant.

(c)  Within the past 60 days, the Reporting Persons have not made any transactions in the Common Stock of the Issuer other than the acquisition described in Item 3 of this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement of Joint Filing of Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 8, 2008

/s/ Matthew Hulsizer
Matthew Hulsizer

/s/ Jennifer Just
Jennifer Just

HULSIZER DESCENDANT TRUST By: /s/ Matthew Hulsizer
Matthew Hulsizer, Trustee

JUST DESCENDANT TRUST By: /s/ Jennifer Just
Jennifer Just, Trustee

EXHIBIT A

Agreement of Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of securities of the Issuer.

Dated as of: August 8, 2008

/s/ Matthew Hulsizer
Matthew Hulsizer

/s/ Jennifer Just
Jennifer Just

HULSIZER DESCENDANT TRUST By: /s/ Matthew Hulsizer
Matthew Hulsizer, Trustee

JUST DESCENDANT TRUST By: /s/ Jennifer Just
Jennifer Just, Trustee